Exhibit 1.1

Transaction in Own Shares

RNS Number : 8537S
CSR plc
17 September 2010

17 September 2010

 CSR plc ("CSR")

Purchase of own shares

CSR yesterday purchased 200,000 ordinary shares of 0.1p each at prices between 345.8p and 355.5p per share of which 200,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 200,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 184,510,349 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

FD

James Melville-Ross

Haya Herbert-Burns	Tel:+44 (0) 20 7831 3113